Rupert, Kevin C.

From: Stokes, Mary K. [Stokes@BlankRome.com]
Sent: Thursday, November 17, 2011 5:19 PM
To: Rupert, Kevin C.
Cc: Schwartz, Geoffrey
Subject: Cornerstone
Attachments: Managed Distribution Risk.DOC

Kevin,

Please see the proposed revisions to the Managed Distribution Risks for each prospectus set forth on the attached. I left you a voice mail explaining the vote on the Adam Express Company. My understanding is that, initially, certain proxies were not identified by Glass Lewis as investment companies, but that the error was caught by the Adviser promptly and procedures have been since put in place which they believe will prevent any future instances where the Fund does not follow its shadow voting obligations (i.e., weekly reports and cross checks of every proxy by the Adviser). Further, Tom Westle left a voice mail for Jim Curtis reiterating our understanding that the restrictions under the IRC regarding preferential dividends were no longer applicable to closed-end funds and our Reviewing Agent at the IRS had given us the green light to revise our DRIP as set forth in the N-2 that has been filed. I hope this adequately addresses your additional comments and that we may proceed toward effectiveness. Please let me know if there is anything further I can do to facilitate this for our client. Thank you.

Best regards,

Mary

Mary K. Stokes | **Blank Rome LLP**
One Logan Square 130 North 18th Street | Philadelphia, PA 19103-6998
Phone: 215.569.5530 | Fax: 215.832.5530 | Email: Stokes@BlankRome.com

CRF:

Managed Distribution Risk. Under the managed distribution policy, the Fund makes monthly distributions to Stockholders at a rate that may include periodic distributions of its net income and net capital gains, ("Net Earnings"), or from return-of-capital. For any fiscal year where total cash distributions exceeded Net Earnings (the "Excess"), the Excess would decrease the Fund's total assets and, as a result, would have the likely effect of increasing the Fund's expense ratio. There is a risk that the total Net Earnings from the Fund's portfolio would not be great enough to offset the amount of cash distributions paid to Fund Stockholders. If this were to be the case, the Fund's assets would be depleted, and there is no guarantee that the Fund would be able to replace the assets. In **fact, during each of the past ten years, the Fund's distributions have exceeded its Net Earnings. In** addition, in order to make distributions, the Fund may have to sell a portion of its investment portfolio, including securities purchased with proceeds from the Offering, at a time when independent investment judgment might not dictate such action. Furthermore, such assets used to make distributions will not be available for investment pursuant to the Fund's investment objective. Sustaining the managed distribution policy could require the Fund to raise additional capital in the future.

CLM:

Managed Distribution Risk. Under the managed distribution policy, the Fund makes monthly distributions to Stockholders at a rate that may include periodic distributions of its net income and net capital gains, ("Net Earnings"), or from return-of-capital. For any fiscal year where total cash distributions exceeded Net Earnings (the "Excess"), the Excess would decrease the Fund's total assets and, as a result, would have the likely effect of increasing the Fund's expense ratio. There is a risk that the total Net Earnings from the Fund's portfolio would not be great enough to offset the amount of cash distributions paid to Fund Stockholders. If this were to be the case, the Fund's assets would be depleted, and there is no guarantee that the Fund would be able to replace the assets. In **fact, since the Fund adopted its managed distribution policy in 2002, the Fund's distributions have exceeded its Net Earnings for each year except one (2005). In** addition, in order to make distributions, the Fund may have to sell a portion of its investment portfolio, including securities purchased with proceeds from the Offering, at a time when independent investment judgment might not dictate such action. Furthermore, such assets used to make distributions will not be available for investment pursuant to the Fund's investment objective. Sustaining the managed distribution policy could require the Fund to raise additional capital in the future.